Exhibit 99.1

Glass House Brands to Acquire Three Natural Healing Center Dispensaries

- Adds 2 high-performing dispensaries in limited license locations

- Adds 1 additional store which will open imminently in a limited license location

- Increases Glass House’s projected 2022 operational California dispensary footprint to 10 locations

- Secures $10M additional draw to existing senior secured loan commitment

- Glass House has the potential to reach a revenue run rate of US$200M+ within the next 12 months1

LONG BEACH, CA and TORONTO, May 12, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it has executed definitive agreements (the “Agreements”) to acquire 100% of the equity interests in three retail assets: two operating retail dispensaries and one retail dispensary slated to open in Q3 2022.

The retail dispensaries currently operate under the name Natural Healing Center (“NHC”), one of the pre-eminent retail dispensary chains in California, located in the Central Coast area. The two operating retail dispensaries had revenue of $15.3 million2 from April 2021 through March 2022 (the “Measurement Period”) with EBITDA margins above 20%.2,3 Glass House is acquiring the two operating retail dispensaries in Lemoore and Morro Bay for approximately $22.6 million,4 through a combination of approximately $5.7 million in cash and the remainder in Glass House equity shares (the “Acquisition”).5,6 The third retail dispensary, currently under construction and located in Turlock, California, is expected to open in Q3 2022. The Company expects to complete the acquisition of the Turlock store upon its opening, with Glass House Brands owning 100% of the equity interests.7 Calculation and payment of consideration for the acquisition of Turlock will occur at the end of its sixth full quarter of operations, at 6x its annualized EBITDA in that quarter. The consideration will be paid 80% in stock priced at the 25-day volume-weighted average price (VWAP) of Glass House equity shares as of that quarter end and 20% in the form of an unsecured promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date. Based on the current performance of NHC’s operating dispensaries and the market fundamentals in Turlock, Glass House believes the Turlock store can eventually achieve ‘steady state’ annual revenues of approximately US$10 million with an EBITDA margin3 of roughly 20%.

“This acquisition will advance us further in our goal of becoming one of the largest retailers in the state; provide incremental outlets for flower sales as the SoCal facility comes online; and add further support to our CPG business, including PLUS, our recently acquired and leading cannabis edibles company based in California. It also represents an immediate opportunity to drive significant expansion in our gross margin profile. Glass House-branded products currently represent approximately 5% of NHC revenue,2 versus an average of about 25% in Glass House-owned or -operated stores,” said Kyle Kazan, Glass House Chairman and CEO. “In addition, we anticipate that the soon-to-open Turlock dispensary, which is located just off Exit 215 of the heavily trafficked Highway 99, and near the entrance to a Costco, will be one of NHC’s highest-grossing locations. Notably, Turlock is also the home of California State University, Stanislaus. We were attracted to these licenses because each of these permits is domiciled in a limited license jurisdiction of California. For example, Lemoore has two licenses total, Morro Bay has two, and Turlock has three. This arrangement has worked well in Santa Barbara where the Farmacy is one of three permits, and also in Berkeley where we possess one of six authorized permits. We do not believe the city governments in these three NHC locations will issue more licenses any time soon.”

Mr. Kazan added, “Given NHC’s positioning in limited license markets and its strong consumer following, we are excited to be adding these 3 dispensaries. We are now poised to execute a dramatic transformation in the size of our retail dispensary business this summer. Along with the ongoing ramp up of Phase I production at our SoCal facility and the addition of PLUS, this further reinforces our trajectory to becoming cash flow positive by early 2023. Glass House had US$21.7 million in retail revenues from its three wholly-owned dispensaries in 2021. With the addition of NHC’s 3 dispensaries to our portfolio, plus The Pottery8 and our new Farmacy dispensaries in Isla Vista, Santa Ynez and Eureka that are all slated to open in late Q3, we will have the potential to nearly triple our annual retail dispensary revenues to more than US$60 million.9 The increased retail footprint will also provide a significant revenue opportunity for our CPG business including PLUS.10 Furthermore, we expect incremental Wholesale Biomass revenues from Phase I of the SoCal Facility to reach an annualized US$50-75 million by early 2023. With our recent addition of PLUS’ $14m in annual revenues on top of that, Glass House now has the potential to reach an annual revenue run rate in excess of US$200 million within the next 12 months,1 versus the Company’s 2021 revenue of US$69 million. This transaction is expected to be immediately accretive to Glass House on both a sales and EBITDA3 basis, with all of NHC’s open locations currently generating positive EBITDA.3 ”

Valnette Garcia, CEO of NHC commented, “We have carefully curated our dispensary portfolio and invested meaningful capital into our build-outs to both drive traffic and provide customers with a world-class experience. We are proud to partner with Glass House, who shares our mission of providing customers with the highest quality cannabis at an affordable price.”

Additional Transaction Details

Over the Measurement Period, the pricing for the Lemoore and Morro Bay stores is approximately 1.56x revenue.2

At the close of each acquisition, Glass House will be purchasing the businesses of these dispensaries and will enter into a 5-year lease at each location with three renewal options for a total of up to 20 years.

The Company further announced today that it has entered into a credit agreement amendment with a U.S.-based private credit investment fund (the “Lender”) for an incremental US$10 million term loan (the “Incremental Term Loan”) to fund the cash portion of the acquisition. The Incremental Term Loan bears a 10% coupon and matures on October 31, 2022. In consideration for the Incremental Term Loan, the Company is issuing 175,000 of its warrants currently listed on the NEO Exchange, having an exercise price of US$11.50 per warrant and having an expiry date of June 26, 2026. The Company is exploring options for adding additional capital and liquidity to support the above acquisitions and continued growth.

Glass House is providing approximately $6.7 million in secured pre-close loans that accrue interest at 15%. These loans will only be issued once all of the acquisition documents are finalized and executed, and the value of these loans will be offset against the closing consideration.

Closing of the acquisitions are subject to certain customary closing conditions for transactions of this nature – including, among others, the approval of the NEO Exchange, and are expected to occur in the second and third quarters of 2022.

Footnotes and Sources:

1.	This statement means that at some point within the next twelve months, the Company has the potential to achieve monthly revenues that annualize to US$200 million. The statement assumes the following in potential incremental revenues from each source: 1) Annualized Camarillo (SoCal facility) Phase I wholesale biomass sales of US$50-75 million; 2) The three NHC dispensaries generate annualized revenues of US$25 million; 3) The Pottery generates annualized revenues of US$3.9 million; 4) PLUS maintains its pre-acquisition annualized revenues of US$14 million per year; 5) The Isla Vista, Santa Ynez, and Eureka dispensaries are opened on schedule in Q3 2022 and that they produce an average of US$5 million in annual revenues each; 5) That the Company’s core business that existed prior to the addition of these new revenue sources is able to deliver US$69 million in revenue.

2.	Based on seller's unaudited management prepared financials.

3.	EBITDA is a non-GAAP financial measure consisting of earnings before interest, taxes, depreciation and amortization. EBITDA margin is a non-GAAP ratio calculated by dividing EBITDA by revenues. These non-GAAP measures are not standardized financial measures used to prepare the financial statements of the entity under U.S. GAAP and might not be comparable to similar financial measures disclosed by other companies.

4.	The total consideration of the acquisition is US$23.4 million. After netting out US$783k in working capital to be assumed by Glass House, the effective acquisition cost is US$22.6 million.
5.	The share portion will be paid out over two years assuming all shares are released after the holdback period.

6.	In addition to standard closing conditions, including the approval of the NEO Exchange, the closing for the Lemoore and Morro Bay Dispensaries is contingent upon the transfer of ownership being approved by local regulators, which the Company believes is likely to occur prior to the end of Q2 2022.

7.	In addition to standard closing conditions, the closing for the Turlock Dispensary is contingent upon the transfer of ownership being approved by local regulators, which the Company believes is likely to occur prior to the end of Q3 2022.
8.	For more information, see here.

9.	This statement assumes that: 1) the three NHC dispensaries generate annual revenues of US$25 million; 2) the Pottery generates annual revenues of US$3.9 million; 3) the Isla Vista, Santa Ynez, and Eureka dispensaries are opened on schedule in Q3 2022 and that they produce an average of US$5 million in annual revenues each; 4) that the Company’s existing three dispensaries deliver at least US$21.7 million in revenue, same as in 2021.

10.	For more information, see here.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the completion of the proposed acquisitions which are subject to satisfaction of certain closing conditions; Glass House reaching a revenue run rate of US$200M+ within the next 12 months; the acquisitions resulting in increased retail revenue and the Turlock dispensary being one of NHC’s highest grossing locations; the financial and operating projections disclosed in connection with the acquisitions; the Turlock store achieving ‘steady state’ annual revenues of approximately US$10 million with an EBITDA margin of roughly 20%; Glass House becoming cash flow positive by early 2023; Glass House nearly tripling its annual retail dispensary revenues to more than US$60 million; Wholesale Biomass revenues from Phase I of the SoCal Facility reaching an annualized US$50-75 million by early 2023; and the timing of the closing of the acquisitions and the Turlock dispensary’s opening. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, closing of the acquisitions; Glass House reaching a revenue run rate of US$200M+ within the next 12 months; the acquisitions resulting in increased retail revenue and the Turlock dispensary being one of NHC’s highest grossing locations; the acquisitions not resulting in the expected financial and operating performance expressed herein; the Turlock store achieving ‘steady state’ annual revenues of approximately US$10 million with an EBITDA margin of roughly 20%; Glass House becoming cash flow positive by early 2023; Glass House nearly tripling its annual retail dispensary revenues to more than US$60 million; Wholesale Biomass revenues from Phase I of the SoCal Facility reaching an annualized US$50-75 million by early 2023; and the timing of the closing of the acquisitions and the Turlock dispensary’s opening. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company's business, financial condition or results of operation.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078
ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary
T: (562) 264 5078

jamin@glasshousegroup.com